SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACR Group, Inc.
(Name of Subject Company)

ACR Group, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

00087B 10 1
(CUSIP Number of Class of Securities)

Anthony Maresca
ACR Group, Inc.
3200 Wilcrest Dr., Suite 440
Houston, Texas 77042
713-780-8532
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David S. Peterman
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
(713) 651-3635

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.